FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August, 2006

              (Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                            Form 20-F or Form 40-F.)
                   Form 20-F __X__            Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)
                                Yes ____   No __X__

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                       N/A


                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The press release on completed trial run of three power units of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on August 31, 2006.

                                [OBJECT OMITTED]

To: Business Editor
[For Immediate Release]


                        HUANENG POWER INTERNATIONAL, INC.
                      Three Power Units Completed Trial Run

(Beijing, China, August 31, 2006) Huaneng Power International, Inc. [NYSE: HNP;
HKEx: 902; SSE: 600011] (the "Company") announces that a 330MW coal-fired generating unit of Jiangsu Huaneng Huaiyin Second Power Limited Company (Unit 5 at Phase III of Huaneng Huaiyin Power Plant), in which the Company owns 63.64% interests, completed the 168 hours trial run on August 26, 2006. A 300MW coal-fired generating unit of Huaneng Xindian Power Limited Company (Unit 5 at Phase III of Huaneng Xindian Power Plant), in which the Company owns 95% interests, completed the 168 hours trial run on August 29, 2006.

As to hydropower, an 80MW hydropower unit at Xiaotiandu Hydropower Station of Huaneng Sichuan Hydropower Limited Company ("Sichuan Hydropower") (Sichuan Hydropower owns 60.00% interests in Xiaotiandu Hydropower Station), in which the Company owns 60.00% interests, completed the 72 hours trial run on August 26, 2006.

To date, the Company's total generation capacity on an equity basis has increased from 24,533MW to 25,057MW.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 25,057MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. To date, it is the largest listed power producer in China.

                                     ~ End ~

For enquiries, please contact:

Ms. Meng Jing/Ms. Zhao Lin                  Ms. Sally Wong/Ms. Janet Lee
Huaneng Power International, Inc.           Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                Tel: (852) 2520 2201
Fax:(8610) 6649 1860                        Fax:(852) 2520 2241
Email: ir@hpi.com.cn

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                          HUANENG POWER INTERNATIONAL, INC.


                          By  /s/ Huang Long
                              --------------
                          Name:    Huang Long

                          Title:   Executive Director



Date: August 31, 2006